UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

                            A.   Full title of the plan:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits, for the Year ended December 31, 2005	4

Notes to Financial Statements	5-8

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2005	9-13

Report of Independent Registered Public Accounting Firm	14

Signature	15

Exhibit Index	16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

EXXONMOBIL SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2005	2004

Assets

Investments, at fair value (see note 6):

Exxon Mobil Corp common stock	$11,896	$11,056

Other investments	5,903	5,925

Total investments	17,799	16,981

Accrued interest	10	10

Other receivables	-	1

Total assets	17,809	16,992

Liabilities

Payables and accrued liabilities	43	28

Total liabilities	43	28

Net assets available for benefits	$17,766	$16,964

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

(millions of dollars)

Contributions:

Employer	$203
Participant	332
Transfers in	3

Total contributions	538

Investment income:

Interest	92
Dividends	242
Net appreciation in fair value
of investments (see note 6)	1,293

Total investment income	1,627

Deductions:

Benefit payments	(1,363)

Total deductions	(1,363)

Net increase	802

Net assets available for benefits:

Beginning of year	16,964

End of year	$17,766

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Savings Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or "Company") and certain affiliated employers.  The terms and conditions of the Savings Plan are contained in the ExxonMobil Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Savings Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.  In addition, effective February 8, 2002, the entire Savings Plan was designated an Employee Stock Ownership Plan ("ESOP"), a plan designed to invest primarily in employer securities.

Contributions

The Savings Plan permits participant contributions of up to 20% of compensation and a 100% Company match on the first 6% of compensation.  Up to an additional 1% Company match may be received if the participant elects for the Company match to be directed to the Stock Match Account ("SMA").  The restriction on the SMA stipulates that 75% of the assets in the SMA must be invested in ExxonMobil stock.  Employees who are at least age 50 during the plan year and who maximize their before-tax contributions may elect to make additional pretax ("catch-up") contributions.  More details of all types of contributions may be found in the Plan Document.

Vesting

Participants are immediately vested in their contributions and earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death of the participating employee.

Forfeitures

During 2005, $1 million of employer matching contributions were forfeited by terminating employees before those amounts became vested.  Such forfeited amounts are used to reduce future employer contributions.

Other Plan Provisions

Other Savings Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Savings Plan at any time.  In the event of termination, the net assets of the Savings Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Accounting Policies

Basis of Accounting

The financial statements of the Savings Plan are presented on the accrual basis of accounting except benefit payments, which are reported on a cash basis to conform with generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Fair values are based on quoted prices as of the date of the financial statements, or if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. The Common Asset Fund includes certain guaranteed investment contracts ("GICs") which are stated at contract value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average crediting interest rates of these GICs for the years ended December 31, 2005 and 2004 were 5.3% and 4.4%, respectively.  The annualized crediting interest rates at December 31, 2005 and 2004 were 5.9% and 5.2%, respectively.  Crediting rates fluctuate with the activities of the underlying contracts.  There is no minimum crediting interest rate.

Under the terms of its trust agreement, the Savings Plan engaged in authorized security lending activities during the years ended December 31, 2005 and 2004.  The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2005 were $376 million and $385 million, respectively.  The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2004 were $258 million and $263 million, respectively.  In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent.  Collateral held consists of cash, letters of credit, and government securities.  At December 31, 2005 and 2004, the market value of all collateral held was at least 102%.  The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2005 and 2004.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Savings Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Note 3:  Related-Party Transactions

During 2005, certain Savings Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial and other fiduciary services to the Savings Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Savings Plan administrators by a letter dated November 14, 2002, that the Savings Plan is qualified and the trusts established under the Savings Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("Code").  The Savings Plan has been amended since receiving the determination letter. However, counsel for the Company believes that these amendments have not adversely affected the Savings Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, and brokerage commissions.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Savings Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2005	2004

Exxon Mobil Corporation
common stock, 212 and 216
million shares, respectively	$11,896	$11,056

NTGI-QM Coltv Daily S&P 500
Equity Index Fund, 600 and 638
thousand units, respectively	1,988	2,014

During 2005, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,293 million as follows:

(millions $)

ExxonMobil common stock	1,075
Common collective trusts	219
Corporate debentures	(4)
U.S. Government securities	3

$1,293

Note 7:  Subsequent Event

The Savings Plan was amended in February 2006 in response to the Gulf Opportunity Zone Act of 2005 (GOZA) legislation passed by U.S. Congress to respond to the financial hardships experienced by victims of Hurricanes Katrina, Rita, and Wilma.  Provisions of the Savings Plan amendment for qualifying employees include penalty-free distributions up to $100,000 for active employees and suspension of loan repayments until January 2007.

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/05

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
COMMON ASSET FUND

U.S. GOVERNMENT SECURITIES

FEDERAL HOME LOAN BANK	5.125%	03/06/06	$ 35,500	$ 35,528
FEDERAL HOME LOAN BANK	5.375%	02/15/07	50,000	50,321
FEDERAL HOME LOAN BANK	4.250%	04/16/07	25,000	24,840
FEDERAL HOME LOAN BANK	4.125%	04/18/08	6,000	5,925
FEDERAL HOME LOAN BANK	2.875%	05/22/06	25,000	24,836
FEDERAL HOME LOAN BANK	2.750%	12/15/06	15,000	14,722
FEDERAL HOME LOAN BANK PREASSIGN	2.500%	03/15/06	30,000	29,873
FEDERAL HOME LOAN MTG CORP DEB	2.375%	04/15/06	35,000	34,781
FEDERAL HOME LOAN MTG CORP DEB	5.500%	07/15/06	48,200	48,430
FEDERAL HOME LOAN MTG CORP DEB	2.875%	12/15/06	43,000	42,253
FED HOME LOAN MTG CORP FREDDIE MAC	2.375%	02/15/07	45,000	43,838
FEDERAL HOME LOAN MTG CORP NT	3.875%	06/15/08	25,000	24,505
FEDERAL NATL MTG ASSN	5.500%	02/15/06	95,000	95,089
FEDERAL NATL MTG ASSN	5.000%	01/15/07	40,000	40,080
FEDERAL NATL MTG ASSN	4.250%	07/15/07	35,000	34,739
FEDERAL NATL MTG ASSN	5.750%	02/15/08	16,000	16,322
FEDERAL NATL MTG ASSN	2.500%	06/15/08	6,300	5,978
FEDERAL NATL MTG ASSN PREASSIGN	3.250%	11/25/32	3,424	3,360
US SAVINGS BONDS SER I	5.920%	10/01/31	151,480	187,711
US SAVINGS BONDS SER I	2.570%	10/01/32	79,740	90,268
US SAVINGS BONDS SER I	4.080%	11/01/32	79,740	90,215
US SAVINGS BONDS SER I	4.660%	10/01/33	50,464	54,185
US SAVINGS BONDS SER I	2.190%	01/01/34	194,960	206,715
US SAVINGS BONDS SER I	4.080%	01/01/33	153,860	172,265
			______________	______________
TOTAL U.S. GOVERNMENT SECURITIES			$1,288,668	$1,376,779

CORPORATE DEBT INSTRUMENTS

AMERN EXPRESS CR A/C MSTR TR	1.690%	01/15/09	$ 28,000	$ 27,613
BANK ONE ISSUANCE TR 2003-7	3.350%	03/15/11	9,500	9,177
BK 1 AUTO SECUR TR 2003-1	1.820%	09/20/07	11,631	11,558
BMW VEH OWNER TR 2003-A	2.530%	02/25/08	7,571	7,502
BMW VEH OWNER TR 2004A	2.670%	03/25/08	21,341	21,130
BMW VEH OWNER TR SER 2005-A	3.660%	12/25/07	7,646	7,618
BMW VEH OWNER TR SER 2005-A	4.040%	02/25/09	30,000	29,728

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/05

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE

CATERPILLAR FINL AST TR 2004-A	3.130%	01/25/09	$ 8,908	$ 8,789
CHASE AUTO OWNER TR 2005-A	3.980%	04/15/11	14,000	13,689
CHASE AUTO OWNER TR 2005-A	3.870%	06/15/09	16,300	16,076
CHASE MANH AUTO OWNR TR	2.080%	05/15/08	5,488	5,426
CHASE MANH AUTO OWNR TR 2003-B	1.820%	07/15/07	829	826
CHASE MANH AUTO OWNR TR 2003-B	2.570%	02/15/10	3,028	2,952
CHASE MANH AUTO OWNR TR 2003-C	2.260%	11/15/07	4,511	4,478
CITIBANK CR CD ISSNCE TR 2003-A2	2.700%	01/15/08	40,000	39,969
CITIBANK CR CD ISSNCE TR 2003-A3	3.100%	03/10/10	1,750	1,688
CITIBANK CR CD ISSNCE TR 2003-A6	2.900%	05/17/10	42,000	40,209
CITIBANK CR CD ISSNCE TR 2003-A8	3.500%	08/16/10	1,650	1,596
CITIBANK CR CD ISSNCE TR 2004-A1	2.550%	01/20/09	3,400	3,321
GEN ELEC CAP CORP MED TERM NTS	2.750%	09/25/06	10,000	9,858
HARLEY-DAVIDSON MTR TR 2003-1	2.630%	11/15/10	6,574	6,432
HARLEY-DAVIDSON MTR TR 2003-3	2.760%	05/15/11	6,151	6,057
HARLEY-DAVIDSON MTR TR 2004-2	3.560%	02/15/12	18,000	17,669
HARLEY-DAVIDSON MTR TR 2005-2	4.070%	02/15/12	10,000	9,847
HARLEY-DAVIDSON MTR TR 2005-3	4.410%	06/15/12	15,500	15,367
HARLEY-DAVIDSON MTR TR HDMOT	2.070%	02/15/11	15,448	14,992
HARLEY-DAVIDSON MTR TR HDMOT	2.530%	11/15/11	12,000	11,591
HONDA AUTO REC 2003-5 OWNER TR	2.400%	02/21/08	4,766	4,711
HONDA AUTO REC 2004-1 OWNER TR	3.060%	10/21/09	9,000	8,772
HONDA AUTO REC 2004-2 OWNER TR	3.300%	06/16/08	10,000	9,893
HONDA AUTO REC 2004-3 OWNER TR	2.910%	10/20/08	38,500	37,745
HONDA AUTO REC 2005-2 OWNER TR	3.930%	01/15/09	13,000	12,848
HONDA AUTO REC 2005-5 TR NT	4.610%	08/17/09	6,000	5,982
HONDA AUTO REC GRANTOR TR 2005-1	3.530%	10/21/08	9,000	8,877
HONDA AUTO REC OWNER TR 2003-2	2.160%	10/21/08	3,000	2,947
HOUSEHOLD AUTO TR 2003-1 NT	1.730%	12/17/07	1,344	1,340
M&I AUTO LN TR 2002-1 NT	3.040%	10/20/08	12,635	12,564
M&I AUTO LN TR 2003-1 NT	2.980%	04/20/09	3,779	3,695
M&I AUTO LN TR 2003-1 NT	2.310%	02/20/08	18,054	17,909
MBNA CR CARD MSTR NT TR	4.200%	09/15/10	10,025	9,903
MBNA CR CARD MSTR NT TR 2003-6	2.750%	10/15/10	2,600	2,482
MORGAN STANLEY AUTO LN 2003-HB1	1.460%	07/16/07	133	132
MORGAN STANLEY AUTO LN 2003-HB1	2.170%	04/15/11	10,000	9,809
MORGAN STANLEY AUTO LN 2004-HB1	2.640%	11/15/07	12,247	12,148
MORGAN STANLEY AUTO LN 2004-HB2	2.940%	03/16/09	20,000	19,563

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/05

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE

TOYOTA AUTO REC 2003-A OWNER TR	1.690%	03/15/07	$ 1,229	$ 1,225
TOYOTA AUTO REC 2003-B OWNER TR	2.790%	01/15/10	10,945	10,760
USAA AUTO OWNER TR 2003-1	2.040%	02/15/10	1,610	1,587
USAA AUTO OWNER TR 2004-1 NT	2.060%	04/15/08	25,082	24,794
USAA AUTO OWNER TR 2004-2 CTF	3.030%	06/16/08	14,000	13,869
USAA AUTO OWNER TR 2004-3 NT	3.160%	02/17/09	30,000	29,574
USAA AUTO OWNER TR 2005-3	4.550%	02/15/10	8,000	7,965
USAA AUTO OWNER TR USAOT	3.900%	07/15/09	9,000	8,897
VOLKSWAGEN AUTO LN ENHCD 2003-1	1.490%	05/21/07	8,502	8,457
VOLKSWAGEN AUTO LN ENHCD 2003-2	2.270%	10/22/07	21,378	21,219
VOLKSWAGEN AUTO LN ENHCD 2005-1	4.800%	07/20/09	40,000	39,986
WACHOVIA AUTO OWNER TR 2004-1	3.660%	07/20/10	2,100	2,058
WACHOVIA AUTO OWNER TR 2004-1	3.190%	06/20/08	35,000	34,694
WACHOVIA AUTO OWNER TR 2004-1	2.910%	04/20/09	30,150	29,697
WACHOVIA AUTO OWNER TR 2004-1	3.440%	03/21/11	25,000	24,276
WELLS FARGO AUTO OWNR TR 2005-A	4.090%	01/15/10	10,000	9,882
			______________	______________

TOTAL CORPORATE DEBT INSTRUMENTS			$ 807,305	$ 795,418

COMMON COLLECTIVE TRUSTS

CF BK OF NY COLTV TR FD	$ 173	$ 173
*COLTV SHORT TERM INVT FD	48,577	48,577
	______________	______________
TOTAL COMMON COLLECTIVE TRUST	$ 48,750	$ 48,750

REGISTERED INVESTMENT COMPANIES

MFO AMR BEACON ENHNCD CASH TR	$ 35,482	$ 35,482
	______________	______________
TOTAL REGISTERED INVESTMENT
COMPANIES	$ 35,482	$ 35,482

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/05

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE

GUARANTEED INVESTMENT CONTRACTS
WITH INSURANCE COMPANIES:

PRINCIPAL LIFE INS CO #4-46056-01	6.060%	03/29/06	$ 31,375	$ 31,375

			______________	______________
TOTAL GUARANTEED INVESTMENT CONTRACTS
WITH INSURANCE COMPANIES			$ 31,375	$ 31,375

SYNTHETIC INVESTMENT CONTRACTS
WITH FINANCIAL INSTITUTIONS:

UBS AG #2824
CA INFRASTRUCT & ECN DEVBK	6.420%	09/25/08	$ 4,347	$ 4,381
UBS AG #2824 WRAPPER				(5)

			______________	______________

TOTAL SYNTHETIC INVESTMENT CONTRACTS
WITH FINANCIAL INSTITUTIONS			$ 4,347	$ 4,376

*PARTICIPANT LOANS
(ANNUAL INTEREST RATES
FROM 4.5% TO 9.5%,
MATURITIES FROM
12 MONTHS TO 60 MONTHS)				$ 221,794

TOTAL COMMON ASSET FUND			$2,215,927	$2,513,974

 SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/05

(thousands)

	SHARES/	CURRENT
	UNITS	VALUE
FUND/ISSUE	(000's)	($000's)

COMMON STOCK:
--------------------------------------------
*EXXONMOBIL CORPORATION	211,793	$11,896,392

COMMON COLLECTIVE TRUSTS:
----------------------------------------------
*NTGI-QM COLTV DAILY S&P 500 EQUITY
INDEX FUND	600	$1,987,923
*NTGI-QM COLTV DAILY SMALLCAP EQUITY
INDEX FUND	3,613	$844,672
*NTGI-QM COLTV DAILY EAFE INDEX
FUND	1,182	$381,739
*NTGI-QM COLTV DAILY AGGREGATE
BOND FUND	536	$174,639

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$17,799,339

* Party-in-interest as defined by ERISA

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 12, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

(Name of Plan)

/s/ David Levy

David Levy

Administrator-Accounting

Dated:  June 12, 2006

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 12, 2006